Exhibit 4(12)

EIDOS INTERACTIVE LIMITED

WIMBLEDON BRIDGE HOUSE, 1 HARTFIELD ROAD

WIMBLEDON, LONDON, SW19 3RU

TEL: +44 (0)181 636 3000

FAX: +44 4(0)181 636 3001

Written Particulars of Employment, issued under the Employment Rights Act 1996, under which

Eidos Interactive Ltd

employs

David J Rose

This period of continuous employment begins on TBC. The following terms of employment will exist from that date.

l.	Salary
You will be paid an annual salary of £65,000. This will be reviewed on an annual basis by the Board of Directors of the Company. Dependent on your performance and that of the Company, the Company will consider from time to time whether you should be paid a discretionary bonus.

Salary will be paid through bank automated credit transfer, in 12 equal instalments, not later than the end of each month and normally on the 28th day.

You will be eligible to participate in the External Development Bonus Scheme. Under this scheme you will be entitled to receive an annual bonus of between 10% and 30% of basic salary. This scheme and payment under this scheme is discretionary and dependent upon your own personal performance, the Department's performance and the Company's overall performance.

2.	Job Title
You are employed as External Development Manager, responsible to the Publishing Director. You may be requested to undertake a range of duties appropriate to this job title. Specific objectives and tasks will be set out in periodic performance appraisals and/or in a written job statement.

3.	Place of work
You are based at Wimbledon. However, you may be expected to attend other company premises and off-site meetings from time to time. The Company reserves the right to appoint you to other positions (whether within the company or any Associated Company) and to base you at other locations, whether temporarily or permanently, as the needs of the business require.

4.	Hours of Work
Standard hours of work are from 9.30am to 6.00pm, Monday to Friday. There will be a lunch break of one hour to be taken at a time convenient to the needs of the department. You may be required to work such additional hours as are necessary for the competent execution of your duties, and no further payment will be made for such additional working.

5.	Leave
The holiday year runs from and to Christmas Day each year. You are eligible for 25 days annual leave per annum, although the Company reserves the right to designate 3 compulsory leave days over the Christmas and New Year period.

The total leave will accrue monthly, in twelve equal parts, rounded to the nearest whole day. A holiday form should be completed by you and signed by your manager prior to taking any holiday. Accrued holiday not taken on leaving this employment will be paid in lieu, excess holiday payments made will be deducted from final salary.

In no circumstances will money be paid in lieu of annual leave, nor can leave be transferred from one holiday year to the next, except at the express request of your manager, where a period of grace to the end of the following March may be granted.

Any leave period dates must be agreed with your manager, and a signed holiday approval form submitted to the HR Department.

All statutory bank and public holidays are recognised by the company.

6.	Sickness Absence
All sickness absence must be notified to your manager within one hour of your normal start time, subject to the rules on statutory sick pay. Where this requirement is met the company may at its discretion, continue to pay your full salary for up to three months of certificated sickness absence, which will be inclusive of any statutory sick pay to which you may be entitled. You will be covered by our Permanent Health Insurance scheme, which will provide 75% of full salary after three months absence and until normal retirement age, providing continuing inability to work can be proved, and subject always to the rules of the scheme from time to time in force.

7.	Critical Illness
You will be covered by the Eidos Critical Illness insurance policy. Once covered, if during your employment with Eidos you survive a critical illness for one month or longer (e.g. stroke, heart attack, life-threatening cancer or other like illness specified in the policy), a payment of 2 times annual salary will be made to you, under the insurance policy, and subject always to the rules of the scheme from time to time in force.

8.	Notice Period
Your employment shall continue unless terminated by either party serving minimum written notice of 3 months, although this will not affect any statutory right to a longer notice period to be provided to you by the Company (currently one week per completed year of service, up to a maximum of 12).

9.	Employment Status
You are employed as a non-temporary employee, and there is no fixed-term for this employment contract.

10.	Collective Agreements
There are no collective agreements in force that directly affect the terms and conditions of your employment.

11.	Working Abroad
This employment will not require you to work outside the UK for more than one month as a continuous period.

12.	Disciplinary Procedure
The company disciplinary procedure has been drawn up with reference to the ACAS code of practice, and relates to the policy and procedure to be followed in cases of misconduct by any employee. The full policy is enclosed as Appendix 1 and includes guidance on how to appeal against disciplinary action.

13.	Grievances arising from employment
Any formal grievance relating to your employment with the company should be made in writing to the HR Director at the company's Head Office. The HR Director will consult with you and your direct manager on the circumstances of any grievance, and will attempt to resolve the issue and confirm action taken within 15 working days. Should you not be satisfied by this action, a further written appeal should be submitted within 15 working days to the HR Director, who will attend a meeting between you and your manager's manager. Any action arising from this meeting will be confirmed to you in writing as soon as reasonably practicable. There will be no further right of appeal, and in no case will there be any appeal beyond the Chief Executive.

14.	Pension, Contracting-out Certificate and Retirement Age
Eidos operate a Group Private Pension Plan, whereby a private plan is set up for you as an individual, benefiting from the shared administration costs of a group scheme. Entry to the pension plan will be offered to you within two months of your commencement date, or of reaching age 25, whichever is the later, and during this period you will be provided with financial illustrations for your pension, details of the plan, and the opportunity to meet with the pensions advisors. The company will make a monthly contribution to your pension of 10% of your basic salary. This is not conditional upon you making a matching contribution to your pension plan.

Due to administrative constraints, it is not possible for Eidos to make contributions to any other personal pension outside the Eidos plan. However, whilst you can continue to contribute to any other personal pension plan you have up to Inland Revenue limits, you may wish to note that most reputable pension providers will allow you a contributions holiday. The Eidos plan has been set up to allow a competitive transfer value should you leave the company in the future.

No pensions contracting-out certificate is in force for this employment. The normal retirement age for all employees of the Company is 60 years.

15.	Share Options
Subject to the requisite stockholder and regulatory approval, the Company intends to make a discretionary grant of share options to you, at a time to be determined with reference to stock availability and the timing of Board Meetings and approval.

Any options granted will be subject to a vesting period and continuous employment with the Company of at least one year.

16.	Life Assurance
You will be covered by our Group Life Insurance policy, subject always to the rules of the policy from time to time in force and subject always to your health not being such as to prevent the Company from obtaining cover on terms the Company finds reasonable. Once covered, should you die whilst still in the service of the company, a sum equal to 4 times annual salary will be paid to your nominated next of kin.

17.	Health and Safety
You are reminded that you have a statutory duty to observe all health and safety rules, and take reasonable care to promote the health and safety at work of yourself and your colleagues.

18.	Confidentiality
It is highly likely that during your employment, you will learn or gain access to information of a confidential nature concerning, for example, the business of the Company or any Associated Company and their clients. You must not under any circumstances without the prior consent of the Company and both during your employment and after its termination, disclose or use for your own purposes any such information, unless such disclosure or use is necessary for the proper performance of your duties.

Further, you will not make any statement to the press, radio, television or any other media nor will submit for publication any letter or articles or book relating directly or indirectly to the business or affairs of the Company or any Associated Company without first obtaining the written consent of a Director or the Head of Communications. The exception to this will be those occasions when the media are invited to our offices by the management to review work in progress.

It is of vital importance to the Company to maintain confidentiality where necessary. Therefore, any breach of this clause during employment will be regarded as gross misconduct and may lead to your summary dismissal.

19.	Duties and Restrictions During Employment
You shall comply with all reasonable requests, instructions and regulations relating to the Company or any Associated Company made by the Board of Directors of the Company or by anyone authorised by it from time to time. You shall devote the whole of your time and attention and ability to your duties during working hours.

You shall work and faithfully serve the Company to the best of your ability and use your best endeavours to promote the interests of the Company, giving at all times the full benefit of your knowledge, expertise and technical skills.

You shall not, without the written consent of the Company, directly or indirectly be engaged in any other business whatsoever, providing that you shall not be prohibited from holding by way of investment any securities listed or dealt on the Stock Exchange and comprising not more than 5% of the securities of the class in question.

You confirm that you have no obligation to any previous employer or to any other company or individual which prevents you from taking up employment with the Company.

On the termination of your employment, you shall deliver up to the Company all correspondence, documents, lists, disks and other papers (or other means of storing or recording information) and all other property belonging to the Company or an Associated Company which may be in your possession or under your control, and you shall not take any copies thereof without the written consent of a Director.

(a) In view of your position within the Company, you acknowledge that you are likely, to obtain in the course of your employment with the Company and any Associated Company, knowledge of trade secrets, know-how, techniques, methods, lists, computer programmes and software and other confidential information relating to the Company and its Associated Companies and their employees and clients, and in order to safeguard the goodwill of the Company and its Associated Companies in connection with its clients, suppliers and employees you agree to the restrictions set out in this clause.

(b) You hereby undertake with the Company that (except with the prior written consent of the Company which shall not be unreasonably withheld) after the termination of your employment whether by yourself, your employees or agents or otherwise howsoever and whether on your own behalf or for any other person, firm or company, you will not:-

(i)	for a period of six months entice, solicit or endeavour to entice or solicit away from the Company or any Associated Company any officer, employee or consultant to the Company or any Associated Company with whom you had material contact during the course of your employment (provided that this clause shall not prevent you from employing general administrative staff of the Company or any Associated Company);

(ii)	for a period of six months interfere or seek to interfere with the supply to the Company or any Associated Company of any services by any supplier who during the period of twelve months immediately preceding such termination shall have supplied services to the Company or any Associated Company and with whom you had material contact, nor will you interfere or seek to interfere with the terms on which such supply during such periods as aforesaid has been made;

(iii)	for a period of six months, entice, solicit or endeavour to entice or solicit away from the Company or any associated Company the business of any person, firm or company who during the period of twelve months preceding the date of such termination was a client of the Company or any Associated Company with whom you had contact as an employee of the Company.

For the purposes of this sub-clause "client" shall include any third party with whom the Company or any Associated Company was (during the said period) in negotiation in respect of the provision of services or to whom the Company or any Associated Company had (during the said period) made or been requested to make an offer to provide services.

(c) Each of the restrictions aforesaid constitutes an entirely separate, severable and independent restriction on the Executive.

20.	Equal opportunities
Eidos is committed to providing equal employment opportunities to all applicants and employees without regard to race; colour, religion, sex, marital status, pregnancy, age, physical or mental disability, medical condition, national origin, sexual orientation, or any other characteristic protected under UK law. This policy extends to recruitment, promotions, provision of training, and transfers. In keep with this commitment, we are, always willing to consider job-sharing applications from new or existing staff. All employees are required to adhere to this policy at all times. Those in positions of recruiting or training staff have additional obligations under this policy. Non-adherence to this policy may be viewed as gross misconduct.

21.	Deduction of Money Owed
If at any time money is owed and payable by you to the Company whether under this letter of appointment or otherwise, it is agreed that the Company may deduct the sums from time to time owed, from any payment due to you from the Company.

22.	Expenses
Within such limits as the Company may from time to time lay down, all expenses wholly, exclusively and necessarily incurred by you in carrying out your duties will, on production of appropriate receipts or vouchers, be reimbursed to you. Those employees regularly incurring substantial expenses are issued with a Company Credit Card, which must be used for all expenses incurred, barring foreign travel.

23.	Company Car
You will be provided with a company leased car appropriate to your seniority within the company. The Company will bear the cost of insuring, testing, taxing, repairing and maintaining it and shall reimburse you with the cost of fuel incurred during business mileage. You will take good care of the vehicle and are required to ensure that the provisions of the Company Car Policy are observed in all respects, particularly regularly servicing as prescribed by the manufacturer.

The Company will also bear the cost in relation to fuel for reasonable private mileage within the UK.

Should you choose not to opt for a Company car, you will be entitled to receive £500 per month car allowance. This will be paid with your monthly salary.

24.	Private Medical Insurance
We will provide you with private medical insurance cover within 2 months of your starting date. Scales of cover and exclusions will be notified to you from time to time, and are at the sole discretion of the company.

25.	Miscellaneous
The Company reserves the right to reasonably amend the terms of your employment from time to time.

26.	This letter of appointment supersedes all other agreements, whether written or oral, between you and the Company and you acknowledge that you are not entering into it in reliance on any representation that is not set out in this letter.

27.	Definition
In this letter, "Associated Company" shall include any companies owned by the Company or which have common control with the Company.

Issued on behalf of Eidos Interactive Ltd.

Signed	date 26/1/99
Simon Heath HR Director

I hereby accept and acknowledge receipt of the written particulars of employment, of which this document is an accurate copy, together with Appendix 1 setting out the Disciplinary Policy, Appendix 2 setting out the Share Dealing Code

Signed	date 28/1/99